SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

eGAIN CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28225C806

(CUSIP Number)

November 14, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28225C806	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) IBIM2 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,359,149 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,359,149 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,149 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (see Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 28225C806	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS IBIM1 Limited (None)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,359,149 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,359,149 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,149 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (see Item 4)
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 28225C806	SCHEDULE 13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS Information Business Integration, A.G.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,359,149 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,359,149 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,149 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (see Item 4)
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 28225C806	SCHEDULE 13G	Page 5 of 9

1	NAMES OF REPORTING PERSONS Investing Profit Wisely, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,359,149 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,359,149 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,149 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (see Item 4)
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 28225C806	SCHEDULE 13G	Page 6 of 9

1	NAMES OF REPORTING PERSONS D. Jose Sancho Garcia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,359,149 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,359,149 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,149 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 28225C806	SCHEDULE 13G	Page 7 of 9

Item 1(a).	Name of Issuer:

eGAIN CORPORATION (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1252 Borregas Avenue

Sunnyvale, California 94089

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and

Citizenship:

This Schedule 13G is being filed on behalf of each of the following persons (together the “Reporting Persons”):

IBIM 2 Limited, a limited liability company incorporated in Malta, whose principal business address is: 6, Archbishop Street, Valletta VLT 1447;

IBIM1 Limited a limited liability company incorporated in Malta, whose principal business address is: 6, Archbishop Street, Valletta VLT 1447;

Information Business Integration, A.G. a limited liability company incorporated in Luxembourg, whose principal business address is: 2 Rue Charles de Gaulle, Luxembourg;

Investing Profit Wisely, S.L. a limited liability company incorporated in Spain, whose principal business address is: C/Santa Maria, no 17, 28231 Las Rozas, Madrid, Spain; and

D. Jose Sancho Garcia, an individual and Spanish citizen whose principal business address is C/Santa Maria, no 17, 28231 Las Rozas, Madrid, Spain.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

28225C806

Item 3.	Not applicable.

CUSIP NO. 28225C806	SCHEDULE 13G	Page 8 of 9

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,359,149 shares of Common Stock*

(b)	Percent of class:

Based on 27,103,871 shares of Common Stock outstanding as of November 2, 2016, the Reporting Persons hold approximately 5.0%* of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which such person has:

IBIM2 Limited has sole power to (a) vote or to direct the vote of and (b) dispose or direct the disposition of 1,359,149 shares of Common Stock.*

All other Reporting Persons have shared power to (a) vote or to direct the vote of and (b) dispose or direct the disposition of 1,359,149 shares of Common Stock.*

*The Reporting Persons beneficially own an aggregate of 1,359,149 shares of Common Stock.

All of the foregoing represents an aggregate of 1,359,149 shares of Common Stock held directly by IBIM2 Limited. All other reporting persons directly or indirectly control IBIM2 Limited. Certain Reporting persons have additional nominal shareholders as required pursuant to local, corporate law shareholding requirements. Such nominal shareholders have no economic rights and have nominal voting power (i.e. 0.01%) in the applicable Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

CUSIP NO. 28225C806	SCHEDULE 13G	Page 9 of 9

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016

IBIM2 LIMITED,
IBIM1 LIMITED,
INFORMATION BUSINESS INTEGRATION, A.G.,
INVESTING PROFIT WISELY, S.L., AND
D. JOSE SANCHO GARCIA

	BY:	/s/ Juan Santamaria
Juan Santamaria
Attorney-in-Fact